Klondex Announces Receipt for Final Prospectus

Vancouver, BC – November 28, 2016 – Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) ("Klondex" or the "Company") is pleased to announce that it has obtained a receipt (the "Receipt") for its final short form prospectus dated November 28, 2016 (the "Prospectus") filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec. The Prospectus qualifies the distribution of 25,900,000 common shares of the Company (the "Common Shares") issuable upon the exercise or deemed exercise of 25,900,000 special warrants of the Company (the "Special Warrants") issued by the Company upon the conversion of 25,900,000 subscription receipts of the Company (the "Subscription Receipts") previously issued by the Company. As previously announced, the Subscription Receipts were issued on a "bought deal" private placement basis on August 18, 2016 through a syndicate of underwriters led by GMP Securities L.P. and BMO Capital Markets and including Canaccord Genuity Corp., Clarus Securities Inc., RBC Capital Markets, M Partners Inc., Dundee Securities Ltd., HSBC Securities (Canada) Inc., Mackie Research Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc., PI Financial Corp, Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC and Haywood Securities Inc. In accordance with the terms of the indenture governing the Special Warrants, each Special Warrant entitles the holder thereof to receive, upon exercise or deemed exercise thereof and for no additional consideration, one Common Share.

All unexercised Special Warrants will be deemed to be exercised on December 1, 2016. Following the deemed exercise, holders of Special Warrants should contact their broker to ensure the underlying Common Shares have been properly credited to their account (other than certain holders who will receive physical certificates representing Common Shares).

A copy of the Prospectus and the Receipt are available on SEDAR under the Company's profile at www.sedar.com.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in three producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, and the True North Gold Mine (formerly the Rice Lake Mine) and mill in Manitoba, Canada. The Company also has 100% interests in two recently acquired projects, the Hollister mine and the Esmeralda mine and ore milling facility, also located in Nevada, USA.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to the timing for the deemed exercise of the Special Warrants. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.